Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
               Subject Company: Canadian National Railway Company
                         Commission File No. 333-94399



North America's Railroad                                   FOR IMMEDIATE RELEASE



                                             Stock symbols: TSE: CNR / NYSE: CNI



                                                                       www.cn.ca



CN/BNSF combination offers Quebec shippers and the Port of Montreal new-competitive rail links to key U.S. markets and Mexican gateways, says CN's
Paul M. Tellier


MONTREAL, March 6, 2000 -- The Canadian National/Burlington Northern Santa Fe combination will expand the market reach of Quebec shippers and the Port of Montreal significantly via new truck-competitive rail links to major United States markets and Mexican gateways, says CN President and Chief Executive Officer Paul M. Tellier.

Tellier said today the combination responds to powerful forces that are reshaping the North American economy - the rapid rise of north-south trade; the increasing integration of the Canadian, U.S. and Mexican economies; and shippers' demands for more efficient transportation services to markets in all three countries.

"The combination of CN and BNSF joins ... the two most efficient railroads in North America," Tellier told the Canadian Club of Montreal. "They will operate as an integrated rail network with a continental reach, with critical new north-south corridors."

Tellier said trade is essential to the Quebec economy - 84 per cent of its exports are destined for the U.S. - and that the CN/BNSF combination will make it easier for Quebec business to penetrate new markets in the U.S. and Mexico.

Traditionally, CN has moved Quebec products - 120,000 carloads alone last year
- to U.S. points nearest the province: newsprint to Chicago; lumber to Pennsylvania and aluminum ore to processors to the east. That's left truckers to seize the huge market for north-south traffic bound for consuming areas deeper in the North American interior.

Tellier said the combination will change that. "With the combination with BNSF, we can offer single-line service to new markets in Houston, Denver and Los Angeles. Plastics and chemical companies will have single-line service to Texas and Mexico. Domestic intermodal customers will have a network that puts most of the continent within reach on a single line.

"The Port of Montreal can attract traffic for the Western U.S. We can offer trans-Atlantic shipping companies a competitive alternative to markets in Minneapolis-St. Paul now served" by a rival railroad.

Tellier said the single-line service capabilities of the combined CN/BNSF will enhance rail competitiveness, benefiting rail customers. Single-line service "is -seamless...And shippers don't lose time through switching and interchanging. On a single line, we reduce car cycle time, increasing the capacity of our system. We've already seen this happen since our merger with Illinois Central."

CN and Burlington Northern Santa Fe Corporation announced their proposed combination through a new company, North American Railways, Inc. on Dec. 20, 1999. The combination will create a rail system stretching 50,000 miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway routings; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

CN and BNSF will remain separate and intact, with North American Railways providing strategic direction and coordination for the carriers. The new corporation's headquarters will be in Montreal; Tellier will be its chief executive officer; no one stockholder will be able to own more than 15 per cent of its voting shares; and its business will be conducted in both of Canada's official languages.

Tellier said the end-to-end nature of the combination and the common information technology platform shared by CN and BNSF will permit a smooth integration of rail services.

Tellier said the combination will raise the bar for rail industry consolidations. That's why CN and BNSF have taken the unprecedented step of guaranteeing shippers equal or better rail service over their railroads after they are combined. Today, CN and BNSF provide the best service in the rail industry.

In addition, CN and BNSF will also guarantee route options for shippers. This means existing gateways will remain open after the combination takes effect, and a rail alternative will be assured for the very few shippers who would otherwise have one rather than two railroads to use after the combination is effective.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.


                                     - 30 -




Contact: Mark Hallman
         System Director, Media Relations
         (416) 217-6390